UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Form 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 CytoGenix, Inc.
                 (Name of Small Business Issuer in its charter)

               Nevada                             76-0484097
   (State or other jurisdiction of    (I.R.S. Employer Identification No.)
    incorporation or organization)

 9881 South Wilcrest, Houston, Texas                77099
   (Address of principal executive               (Zip Code)
              offices)

Issuer's telephone number, (281) 988-6118

Securities to be registered under Section 12(b) of the Act:

         Title of each class            Name of each exchange on which
         to be so registered              each class to be registered
                 NA                                   NA


Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

(Title of class)

                                CYTOGENIX, INC.
                                  FORM 10 - SB

                                TABLE OF CONTENTS

CYTOGENIX, INC. FORM 10 - SB ..............................................   i
PART I ....................................................................   1
  ITEM 1.     Description of Business .....................................   1
  ITEM 2.     Management's Discussion and Analysis or Plan of Operation ...   4
  ITEM 3.     Description of Property .....................................   8
  ITEM 4.     Security Ownership of Certain Beneficial Owners and
                Management.................................................   9
  ITEM 5.     Directors, Executive Officers, Promoters and Control Persons    9
  ITEM 6.     Executive Compensation ......................................  10
  ITEM 7.     Certain Relationships and Related Transactions...............  12
  ITEM 8.     Description of Securities ...................................  12
PART II ...................................................................  13
  ITEM 1.     Market Price of Dividends on the Registrant's Common Equity
              and Related Stockholder Matters .............................  13
  ITEM 2.     Legal Proceedings............................................  14
  ITEM 3.     Changes in and Disagreement with Accountants ................  14
  ITEM 4.     Recent Sales of Unregistered Securities .....................  14
  ITEM 5.     Indemnification of Directors and Officers ...................  16
FINANCIAL STATEMENTS ...................................................... F-1
PART III ..................................................................  17
  ITEM 1.     Exhibits and Financial Statement Schedules ..................  17

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

CytoGenix, Inc. ("CytoGenix" or "the Company") is a development stage biotechnology company that has never had any sales. The primary focus of the Company's research is the technology applicable to implementing the final stage delivery of therapeutic DNA molecules in cells.

The Company was formed in 1995 as a biomedical research and development company. The original name of the Company was Cryogenic Solutions, Inc., until the Company changed its name to CytoGenix, Inc. in January 2000. Equity funding has been the only source of operational and research working capital since the Company's inception.

INTRODUCTION

Widely published scientific studies conducted over the last twenty years by leading universities, including the University of Nebraska, University of Texas and University of Pennsylvania, private research laboratories and the National Institute of Health have established that most diseases are the result of malfunctioning genes in the human genome, or the activities of rogue genes called viruses. This genetic activity causes the production of harmful proteins that lead to the symptoms and destructive results of disease. Examples of diseases caused by the production of such harmful proteins include cancer and certain cardiovascular diseases.

In many instances it is possible to inhibit the production of harmful proteins by introducing small molecules of specific genetic material into the cells themselves. These molecules bind to the strings of messenger ribonucleic acid
(mRNA), and inhibit the mRNA from making the harmful protein. This is called "Antisense" therapy.

The key to success with Antisense therapy is to insure that sufficient quantities of the Antisense molecules ultimately appear in the cells. CytoGenix has invented what functions as a tiny biological "factory" that, after introduction into the nucleus of the cell, actually produces many copies of the Antisense molecules in the cell. The business of CytoGenix is to refine this technology and apply it to the delivery of various patented Antisense molecules for the development of effective therapeutic drugs.

THE HUMAN GENOME

The U.S. Department of Energy defines the human genome as follows: "the complete set of instructions for making an organism is called its genome. It contains the master blueprint for all cellular structures and activities for the lifetime of the cell or organism. Found in every nucleus of a person's many trillions of cells, the human genome consists of tightly coiled threads of deoxyribonucleic acid (DNA) and associated protein molecules, organized into structures called chromosomes. For each organism, the chromosomes encode all the information necessary for building and maintaining life, from simple bacteria to remarkably complex human beings. Understanding how DNA performs this function requires some knowledge of its structure and organization."

The chromosomes are made up of complementary intertwined strands of DNA: one is labeled positive and the other negative. The negative strand of the DNA produces single strands of positive nucleotides (messenger RNA), each of which move around in the cell carrying coded instructions for the production of a specific protein.

By studying how genes function in the human genome and understanding how they go awry, scientists are developing new therapies that attack the underlying causes of disease, not just the symptoms. Makers of the new gene-based drugs anticipate that they will offer advantages over existing treatments that merely attack the symptoms of disease by providing therapies that attack the underlying causes of disease.

ANTISENSE THERAPY

Antisense therapy is useful in treating any disease that will respond to a reduction in the production of harmful proteins. A key distinction of Antisense therapy is that it intervenes much earlier in the disease process than traditional drug therapies. The following is a brief explanation of Antisense therapy.

To produce a protein, a cell first makes a positive copy of the DNA code containing the information necessary to produce the protein. This messenger RNA is called the "sense" molecule. This message-carrying molecule then moves to another part of the cell where it assembles the biochemical components to produce proteins.

Since the messenger RNA sequence is the complement to its originating gene sequence, scientists use the information content, or code of the original DNA nucleotide sequence to construct the highly specific, complementary "Antisense" molecule. Antisense molecules are free floating single strands of (negative) DNA that specifically bind to and neutralize the (positive) messenger RNA strands to prevent the production of specific proteins, and must be replicated in large numbers in the cells to be effective.

Antisense molecules do not have the potential for toxicity associated with traditional chemical or herbal compounds because they are expressed within the cell and because of their specificity. Extensive research has demonstrated that Antisense molecules either bind with the messenger RNA or are simply dissolved into natural components, which are found in and generally are not harmful to the body. In addition, Antisense molecules can be designed to treat a wide range of infectious and inflammatory diseases, cardiovascular diseases, and cancer.

Biotech researchers have identified and patented over 600 different species of the single stranded DNA molecules that are potential Antisense agents. The impediment to developing effective therapies using the Antisense molecules has heretofore been the problem of "delivering" them into individual cells in sufficient numbers where they can bind to the offending messenger RNA and prevent the production of the resulting harmful proteins. This binding activity involves the design and use of a genetically engineered single stranded DNA intracellular molecule synthesizer called an expression vector.

CytoGenix has developed a "intracellular single stranded expression vector (TroVec (TM)) that enables the final stage "delivery" by actually synthesizing sequence specific Antisense DNA molecules in the cell. The vector remains in the cell and continues to synthesize Antisense molecules to cancel the messenger RNA and prevent the production of harmful proteins.

DEVELOPMENT TO DATE

The ssDNA expression vector technology (Antisense molecule delivery system) was developed as the direct result of an exclusive license and sponsored research agreement with Dr. Charles Conrad and InGene, Inc. Dr. Conrad first invented and obtained a patent on the precursor technology of expressing single strands of sequence specific DNA in bacteria as a research laboratory technique, not contemplating any therapeutic use in living organisms. He developed the first version of the vector as a commercial product, but later abandoned the enterprise to complete his medical training.

CytoGenix negotiated the license to obtain rights to the technology, revived the patent that had been filed by Dr. Conrad and entered into a continuing sponsored research agreement with Dr. Conrad and an entity he had formed to develop the technology. These activities enabled the Company's expansion and refinement of the technolog y for possible use in human and animal therapies and agriculture. The technology was proven by Dr. Conrad and associates in the laboratories in July 1998 and Dr. Conrad's findings have been confirmed and submitted for publication in the ANTISENSE AND NUCLEIC ACID DRUG DEVELOPMENT JOURNAL on April 4, 2000.

On December 28, 1998 the United States Patent Office (USPTO) notified the Company that it has allowed all the claims contained in the patent application for the Company's single stranded DNA expression vector. On April 25, 2000 , Dr. Charles Conrad was issued the patent for its stranded DNA expression vector under United States Patent No. 6,054,299 entitled, "Methods and Compositions for Producing Single-stranded cloned DNA in eukaryotic cells", which the Company has the exclusive worldwide license to utilize. There are nine additional pending patent applications describing the Company's technology. Two other patent applications filed through the Patent Cooperation Treaty (PCT) were published on April 20, 2000. The first patent was No. WO 00/22113 entitled, "Enzymatic Synthesis of ssDNA." The second patent was No. WO 00/22114 and entitled "Production of ssDNA in vivo." These patents are important to the Company because they help form the basis of the technology needed for the production of TroVec (TM) and other products.

The Company has budgeted for five live animal studies in 2000. The first is in progress at the Southwest Foundation for Biomedical Research in San Antonio. It has begun with tissue studies and will progress to mouse studies and eventually primate studies to Antisense SIV, the monkey version of the human HIV virus.

A second animal trial is being conducted under a sponsored research agreement at Baylor College of Medicine. This study will test the vector in combination with an Antisense molecule for the treatment of pulmonary inflammation.

A second sponsored research agreement at Baylor College of Medicine has also been initiated. The objectives of this study are to verify effective Antisense molecules for psoriasis and melanoma.

The specifics of the additional budgeted animal tests are not yet decided, however animal tests are required to gather data before human testing can be undertaken by persons wishing deliver their Antisense molecules using the Company's vector delivery system.

It has been reported in the scientific literature, such as in the Reuters Business Insight 2000 publication, ANTISENSE THERAPY: TECHNICAL ASPECTS AND COMMERCIAL OPPORTUNITIES by Prof. Dr. K.K. Jain M.D., that other Antisense molecule delivery methods have failed to provide sufficient quantities to be therapeutically effective except in limited applications. Laboratory cell culture studies have demonstrated that the Company's ssDNA expression vector can adequately deliver sequence specific Antisense molecules in sufficient quantities in virtually all cell types, thereby overcoming many of the problems expressed in the literature. The Company plans to extend expression achieved in cell cultures to cells in live animals as has been discussed above.

The Company has submitted for publication a comprehensive manuscript describing these studies showing evidence of expression of various Antisense molecules in the cell cultures investigated. The authors of this manuscript are Charles Conrad, MD, Yin Chen, Ph.D. and Robert Roxby, Ph.D. Dr. Chen is now working full-time in the Company's on-site laboratory.

The Company has spent approximately $1,000,000 per year for the past two years on its research and development activities.

The Company has the following 8 full-time employees:

Dr. Malcolm Skolnick has served as the Company's President and Chief Executive Officer since September 1, 1999. Dr. Skolnick oversees all business operations management team. Dr. Skolnick retired from his position as Professor of Technology and Health Law at the University of Texas School of Public Health on June 1, 2000, and also serves on the Boards of Biodyne,Inc., Public Health Services, Inc., QBIT, Inc. and several non-profit foundations.

Dr. Jonathan Elliston has served as the Company's Director of Strategic Planning and Intellectual Property since September 1, 1999 and as the Company's Vice President of Research and Development since April 11, 2000. He is in charge of managing and creating intellectual property and manages laboratory operations. He is also the primary contact for science and technology.

Ms. Kim Totsky was hired as an Executive Assistant on November 1, 1999. She assists management with day-to-day operations, bookkeeping and scheduling.

Mr. Dell Gibson has been employed by the Company since its inception in February 1995 and is its Executive Vice President. Mr. Gibson is responsible for Investor Relations, Corporate Communications, and business planning and direction.

Mr. Lawrence Wunderlich has served as the Company's Chief Financial Officer since August 17, 1998. Mr. Wunderlich manages the financial and accounting functions of the Company and governmental regulatory compliance issues.

Mr. Maury Fogle has served as the Company's Corporate Finance Associate since January 17, 2000. Mr. Fogle assists Mr. Wunderlich with regulatory issues and conducts corporate research for business prospects and opportunities.

Ms. Harilyn McMicken has served as the Company's Chief Research Technician since May 5, 2000. Ms. McMicken supervises and conducts laboratory research and experiments.

Dr. Yin Chen has served as the Company's Chief Research Scientist since February 11, 2000. Dr. Chen oversees laboratory operations and initiates research projects and experiments.

Michelle Sheffield consults part time for the Company. Ms. Sheffield is a licensed attorney who is completing her Ph.D. at the School of Public Health of the University of Texas Health Science Center. Her primary activity is devoted to regulatory issues with the U.S. Food and Drug Administration.

All primary research and development at CytoGenix is conducted in the on-site laboratory located adjacent to the executive offices at the same address.

The four executive officers of the Company are described further in Item 5, "Directors, Officers, Promoters and Control Persons."

REGULATORY ISSUES

The United States Food and Drug Administration (FDA) approves compounds that have been demonstrated as being both safe and effective as individual parts and in combination for medical use in humans. The FDA also recognizes different categories of disease which deserve different approval standards. The most lenient standard is accorded to those drugs that have been designated "compassionate use" in that any dangers or side effects they may exhibit are less harmful than those inherent in the disease itself when compared with the potential benefits.

Certain diseases have been designated as "orphan" diseases in that there are so few cases that the major drug companies cannot justify the expense of investigational development and submitting to the full approval process. Many of the orphan diseases, although rare, are nonetheless devastating to the patients and their families from both a physical and financial point of view. The FDA therefore, has afforded less rigorous requirements for their approval. The Company will work within the existing FDA guidelines described above to achieve approval for the use of the Company's technology.

Once a therapeutic drug has been demonstrated in the laboratory, typically in cell cultures where Antisense compounds are investigated, the drug may be studied in animals. Laboratory and animal data may be used to apply for a new drug application (NDA) from the FDA and to support protocols and study designs for clinical trials submitted to an Institutional Review Board (IRB). Data from the clinical trials may be submitted to the FDA to complete the NDA process. Once the FDA approves the NDA, the company may market the drug.

CytoGenix has produced demonstrations in several cell cultures of the expression capabilities of TroVec (TM). It may require an additional one to three years to complete adequate animal trials to support initiation of clinical trials for a specific Antisense compound against a disease. These clinical trials may take from one to three years. At this time the Company has not yet produced any final products subject to the approval regulations of the FDA and therefore, cannot anticipate any approval timetable.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Management's Discussion and Analysis of Plan of Operation contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements.

The Company has budgeted $2,000,000 for operations in fiscal year 2000, of which $840,000 has been allocated for General and Administrative costs and $930,000 has been allocated for Research and Development, including five live animal studies, which are estimated at a cost of $50,000 per study. The scientific protocols have been determined by Dr. Jonathan Elliston of CytoGenix for three of these studies. A total of $230,000 has been reserved for contingencies. The Company will rely on equity financing to satisfy its working capital requirements, and has as of June 13, 2000, $184,577 of cash on hand for fiscal year 2000.

There are currently over 600 U.S. patents for Antisense molecules with therapeutic potential, each of which is a prospective licensee for TroVec(TM). The Company's standard license calls for a $100,000 initiation fee, and either a minimum royalty fee of $50,000 per year or a 15% royalty fee of the licensee's net sales, whichever is greater. The Company, based on the continuing interest in our technology, believes, but can give no assurance, that an estimated 12 to 15 licenses could be granted during the calendar year 2000 to date. The first was executed in February 2000 with PharmaGenix, LLC, an affiliate of the Company.

In November 1999, CytoGenix formed PharmaGenix, LLC a joint venture with Professional Compounding Centers of America (PCCA), that will apply part of the nucleic acid technology (synthesized DNA and RNA sequences) to developing products for the 2,500 member compounding pharmacies that are affiliated with PCCA. These future products will incorporate Antisense molecules within formulations that could be used for dermatological applications including herpes simplex infections, psoriasis, shingles, allopoecia, rosacea, and genital warts. This venture is intended to provide a source of revenue to CytoGenix.

On March 6, 2000 the Company entered into an Agreement with Quantum Bit Induction Technology, Inc. (QBIT). This Agreement provides for the exchange of 3,000,000 shares of QBIT common stock and the molecular biology intellectual property developed by QBIT or its assignees for 3,000,000 shares of CytoGenix common stock. CytoGenix owns 6.3% of the outstanding capital stock of QBIT as a result this transaction and management believes this transaction will help CytoGenix by improving its technological base.

The Company's ability to continue operations in 2000 depends on its success in obtaining equity financing in an amount sufficient to support its operations through the end of the year. There is substantial doubt that the Company will generate sufficient revenues or be able to raise adequate capital to remain a going concern. Based on historical yearly financial requirements, operating capital of approximately $2 million will be needed for the calendar year 2000.

The Company expects its sources of revenue, for the next several years, to consist primarily of payments under future product development joint ventures and of licensing agreements as well as possible royalties. The process of developing the Company's products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approvals. These activities, together with the Company's general and administrative expenses, are expected to result in operating losses for at least two more years. The Company will not receive product revenue from therapeutic products unless it completes clinical trials and successfully commercializes or arranges for the commercialization of one or more products, the accomplishment of which no assurance can be given.

The Company is subject to risks common to biopharmaceutical companies, including risks inherent in its research and development efforts and clinical trials, reliance on collaborative partners, enforcement of patent and proprietary rights, the need for future capital, potential competition and uncertainty in obtaining required regulatory approval. In order for a product to be commercialized, it will be necessary for the Company and its collaborators to conduct pre-clinical tests and clinical trials, demonstrate efficacy and safety of the Company's product candidates, obtain regulatory clearances and enter into distribution and marketing arrangements either directly or through sublicenses.

From the Company's inception through the date of this document, the major role of management has been to obtain sufficient funding for required research, monitoring research progress and developing and licensing intellectual property. The Company's operating strategy has been as follows:

1) Equity funding has been the primary source of working capital for the Company along with limited government and private grants, whenever possible. Debt financing has not been available to the Company on acceptable terms.

2) The management team has attempted to keep overhead low and dedicated the largest share of available funds for research and development.

3) The Company has vigorously pursued prosecution of its patents (both its licensed technology and internally developed technology).

The Company's plans for the next 2 years are:

1) Complete the animal studies now underway.

2) Commission additional animal studies that meet the necessary criteria of applicability and extrapolation to clinical studies, or where the market (defined by animal disease prevalence) is demonstrated.

3) Identify promising "compassionate use" therapies that qualify for fast-track FDA approval to demonstrate safety and efficacy in human trials.

4) Identify Antisense molecules related to specific dermatological conditions and develop cosmetic preparations, which can be compounded and applied by patients for these conditions.


In addition, the Company is posting Requests for Proposals (RFP) from independent research facilities to conduct additional animal studies suggested by the CytoGenix Scientific Advisory Board. The protocols for the future animal studies have not been determined at this time.

SCIENTIFIC ADVISORY BOARD

The Scientific Advisory Board (SAB) for CytoGenix is administered by SAB Executive Secretary, Jonathan Elliston, PhD, the Vice President of Research and Development for the company. The SAB was formed on August 20, 1998, by the Board of Directors, to advise the Company on scientific protocol and future experimental and research endeavors.

The following individuals are the members of the Company's Scientific Advisory
Board:

PETER M. GLAZER, MD, PHD. holds academic degrees from Harvard (BA), Oxford (MS), and Yale (PhD) and a Medical Degree from Yale University School of Medicine where he is an Associate Professor of Therapeutic Radiology and Genetics. His research interests include gene targeting and gene therapy, genetic instability in cancer, mutagenesis, and DNA repair.

MALCOLM H. SKOLNICK, PH.D., J.D., is a former Professor of Technology and Health Law at the School of Public Health in the University of Texas Health Sciences Center at Houston. Dr. Skolnick pursues research on policy issues at the interface of science and law.

CHARLES A. CONRAD, M.D. is Board Certified in Psychiatry & Neurology and is in private practice. He conducts research in molecular biology related to genetic factors in tumorogenesis and in Antisense technology.

STEPHEN M. HEWITT, M.D., PH.D. is currently conducting medical research as a resident in Anatomic Pathology in the Laboratory of Pathology, National Cancer Institute, National Institute of Health.

MARK R EMMETT, PH.D. is Associate Director and Director of Biological Applications of the Ion Cyclotron Resonance Center for Interdisciplinary Magnetic Resonance, National Magnetic Field Laboratory of Florida State University. Dr. Emmett's research centers on molecular biological applications in neurochemistry and neuropharmacology.

IN-KIND STOCK SWAP

In January 1999, rules governing Regulation D, 504 private placements under the Securities Act of 1933 were amended by the U.S. Securities and Exchange Commission whereby issuers were compelled to only offer restricted stock to investors if a public offering cannot be undertaken. Prior to this amendment, issuers were permitted to offer and sell up to $1,000,000 of freely transferable shares per annum to investors, typically at a slight discount to market in order to secure equity financing.

In order to continue to fund future operations of the Company, the Company's management decided on May 13, 1999, to offer all current shareholders the opportunity to exchange their shares that are not restricted for restricted shares at a ratio of two shares of restricted stock per one share of outstanding stock. It was the Company's belief at that time that the unrestricted shares could be sold by the Company to individual investors without registration as a means to fund the Company.

The Company initially proposed to issue a total of 20,000,000 restricted shares in exchange for 10,000,000 outstanding shares. The outstanding shares would then be sold by the Company in the market and in private transactions. Between, May 16, 1999 and August 21, 1999, a total of 424 existing shareholders agreed to exchange a total of 5,825,761 outstanding shares for 11,651,526 restricted shares. The Company then, in a series of brokerage and private transactions, sold a total of 2,611,576 shares of which 798,304 shares were sold through December 31, 1999 for $480,568 and the remaining 1,813,272 shares were sold through March 31, 2000 for $887,254 as a result of this activity. The Company retained a total of 3,214,189 shares that it received from shareholders in the treasury of the Company.

It is possible that the sale of the 2,611,576 shares described above may have violated securities registration provisions of the federal and state securities laws which could subject the Company to fines, penalties or other regulatory enforcement action. There can be no assurance that the SEC or applicable state authorities will not pursue any enforcement action. Additionally, it is possible that shareholders who purchased the shares described above in market transactions may have the right under state and federal securities laws to require the Company to repurchase their shares, for the amount originally paid, plus interest.

Based upon the best information available to the Company at this time, the Company has calculated the amount of possible exposure that exists for the Company in light of the possible civil liabilities described above. In the event that these possible civil liabilities are asserted, the Company could be liable to certain shareholders who originally purchased the securities in market transactions in an amount of approximately $ 1,367,813 plus interest. The exposure was calculated by multiplying the average closing price for a share of the Company's common stock, weighted for reported daily volume, during the period May 16, 1999 to January 31, 2000 (which was $0.523), by 2,611,576 shares sold during the same period of time.

The results of the completion of the in kind stock swap are:

Number of restricted shares issued:                            11,651,526 shares
Number of outstanding  shares transferred to treasury:          5,825,761 shares
Number of shares sold from treasury:                            2,611,576 shares
Number of shares remaining in treasury:                         3,214,189 shares

None of the remaining shares placed in the Company treasury from the in-kind stock swap will be sold without being registered or without a valid exemption from registration.

The total number of shares of common stock outstanding as of December 31, 1999 is 29,010,503.

QUANTUM BIT INDUCTION TECHNOLOGY, INC. COMMERCIALIZATION AGREEMENT

On January 18, 2000 the Company entered into an agreement with Quantum Bit Induction Technology, Inc. ("QBIT") of Houston, Texas, an entity in which certain directors of the Company own 4,000,000 (or 8.4%) of the 47,470,500 outstanding shares of capital stock of QBIT (the "QBIT Agreement"). Pursuant to the QBIT Agreement, the Company acquired all of the molecular biology technology developed by QBIT and its personnel. The QBIT Agreement also provides for 3,000,000 shares of the Company's common stock to be issued to QBIT in exchange for 3,000,000 shares of QBIT common stock.

PHYSICAL THERAPY ASSOCIATES

CytoGenix's Board of Directors approved the purchase of Physical Therapy Associates (PTA) in 1996 for 1.5 million shares of CytoGenix common stock, in order to acquire technical expertise in traditional nerve damage therapy and to provide a platform for future clinical trials contemplated after the necessary molecular biology research was completed.

This line of research was subsequently suspended when the more promising Antisense molecule delivery (ssDNA expression vector) technology was identified, because of insufficient resources to pursue both research objectives simultaneously. CytoGenix was unable to execute a final purchase agreement with PTA and therefore the sole shareholder of PTA repaid 1,000,000 of the CytoGenix shares but retained the balance (500,000 shares) as compensation for certain services provided by the sole shareholder of PTA to the Company.

CHANGE IN MANAGEMENT

In May 1999 Laurence Mealey, former Chief Executive Officer of the Company died. Subsequently, Mike Skillern assumed the position of temporary Chief Executive Officer and President.

On September 1, 1999, Malcolm Skolnick was appointed as Chief Executive Officer and President of the Company. He was also appointed as a director of the Company beginning September 1, 1999 for a term of three years.

Lawrence Wunderlich, Chief Financial Officer and Corporate Secretary was also appointed to the Board of Directors on September 1, 1999 for a term of three years.

Michael Skillern resigned as Vice President for Research and Development on January 15, 2000. He was replaced by Jonathan Elliston, Ph.D., MBA, JD on April 15, 2000.

RESULTS OF OPERATIONS

The Company expects to incur net losses for the foreseeable future. There can be no assurance that revenues will ever be generated from the Company's research and development efforts.

COMPARISON OF 1999 VERSUS 1998. The Company had a net loss of $4,718,871 in 1999, a 396.5% increase from the 1998 net loss. Expenses in 1999 were $1,653,239, a 73.9% increase from 1998 expenses. General and administrative expenses in 1999 increased to $973,166, a 8,112.4% increase from 1998 general and administrative expenses. This increase is primarily attributable to (i) the hiring of additional personnel and (ii) the Company's change in its method of accounting for start up costs to conform with SOP 98-5 "Reporting on the Costs of Start-up Activities." Research and development expenses in 1999 decreased to $671,429, a 27.9% decrease from 1998. This decrease is primarily attributable to the significant stock issuances in 1998 as compensation for research and development, which did not reoccur in 1999. Income in 1999, which consists primarily form investment income related to cash on hand, was $1,375, a 2,154.1% increase from 1998. The Company's funds were invested in short-term investment grade securities, including money market funds, commercial paper, banker's acceptances and certificates of deposit.

COMPARISON OF THE FIRST QUARTER OF 2000 VERSUS THE FIRST QUARTER OF 1999. The Company had a net loss of $592,045 in 2000, a 82.1% decrease from the 1999 net loss. Expenses in 2000 were $592,045, a 149.5% increase from 1999 expenses. General and administrative expenses in 2000 increased to $504,811, a 243.9% increase from 1999 general and administrative expenses. This increase is primarily attributable to (i) the hiring of additional personnel and (ii) the Company's change in its method of accounting for start up costs to conform with SOP 98-5 "Reporting on the Costs of Start-up Activities." Research and development expenses in 2000 increased slightly to $84,319, a 3.0% increase from 1999. No income was generated in the first quarter of 2000.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company's corporate executive offices are located at 9881 So. Wilcrest, Houston, TX 77099. The Company has occupied approximately 4200 square feet of executive office and laboratory space since December 1999. The facility is in good condition and is adequate for the Company's current operations. Rent on the facility is $2,046.00 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Principal Shareholders

The following table sets forth the name and address, as of June 13, 2000, and the approximate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and ownership rights of each executive officer and director, and all officers and directors as a group.

NAME AND ADDRESS OF               NUMBER             PERCENT OF
BENEFICIAL OWNER                 OF SHARES             SHARES
----------------                 ---------             ------
Michael Skillern**               1,214,424
2900 South Gessner, #504          common                4.1%
Houston, Texas 77063

Dell T. Gibson                   1,742,300
9881 So. Wilcrest                 common                6.0%
Houston, Texas 77099

Lawrence Wunderlich               172,300
9881 So. Wilcrest                 common                 *
Houston, Texas 77099

Quantum Bit Induction            3,000,000
Technology, Inc.                  common               10.3%
6524 San Felipe, #445
Houston, Texas  77057

Mike Walters, L.P.T.              500,000
1220 Blalock, #220                common                1.7%
Houston, Texas  77055

Malcolm Skolnick, Ph.D., J.D.    1,158,000
9881 So. Wilcrest                 common                4.0%
Houston, Texas  77099

All Executive Officers           8,594,900
and Directors:                    common               29.6%
As a group

*     Less than 1%
** Includes 1,190,363 shares owned of record by the Skillern Family Partnership Ltd., which shares Mr. Skillern has the sole authority to vote or dispose.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The following table sets forth certain information with respect to each of the Directors, executive Officers, key employees and control persons of the Company.

          NAME              AGE                 TITLE
          ----              ---                 -----
Malcolm Skolnick             64    Chief Executive Officer,
                                   President, Director
                                   Term of Office: 1999 to 2002

Dell Gibson                  62    Executive Vice President,
                                   Chairman of the Board
                                   Term of Office: 1999 to 2002

Mike Skillern                33    Vice President Research &
                                   Development, Director
                                   Term of Office: 1998 to 2001

Lawrence Wunderlich          42    Chief Financial Officer, Director
                                   Term of Office: 1999 to 2002

Michael Walters              66    Director
                                   Term of Office:   1998 to 2001

None of the members of Management are related. The Company has executed an employment agreement with each of the officers of the Company. Employment compensation can be made in the form of cash or restricted common stock at the prevailing ask price of the stock. The executive officers are given the option of accruing cash payments until such time as the Company can afford to make such payments, in the sole discretion of the Board of Directors. The payment of stock is based on the closing asked price of the Company's common stock on the 1st and 15th of each month for the preceding pay period.

Dr. Skolnick has been the Chief Executive Officer and President of the Company since September 1, 1999. Prior to that time and for the last 30 years Dr. Skolnick was a Professor in the University of Texas Health Sciences Center at Houston. Dr. Skolnick received a Ph.D. in physics from Cornell University and a J.D. from the University of Houston. He is licensed to practice law in Texas and is a registered patent attorney. He has practiced intellectual property law, been active in technology transfer and licensing activities and serves on the Boards of Biodyne, Inc., Public Health Services, Inc., QBIT, Inc. and several non-profit foundations.

Mr. Skillern was an officer of the Company from February 1995 to January 2000. Mr. Skillern is a founder and currently serves as a Director. Mr. Skillern serves as one of three general partners for Skillern Family Partnership, Ltd. which owns 1,190,363 shares of common stock of the Company.

Mr. Gibson has been an officer of the Company since February, 1995. He is a graduate of the University of Texas in Austin. Mr. Gibson has previously worked in a wide variety of Sales, Marketing and Management positions with companies such as Searle Cardio Pulmonary Instruments and AMSCO Rehab. Mr. Gibson currently serves as the Company's Executive Vice President and as a Director.

Mr. Wunderlich worked as a financial consultant at the investment banking firm of Josephthal and Company from October 1996 until August 1998. At that time, Mr. Wunderlich became the Company's Chief Financial Officer. Prior to his employment with Josephthal, Mr. Wunderlich co-owned The Language Loop, a translation service from 1991 to 1996 and held the position of President. Mr. Wunderlich attended the University of Vienna and Manhattan College in Riverdale, New York.

Mr. Walters has been a Director since February, 1995, is a Licensed Physical Therapist and has been in private practice for over 36 years.

ITEM 6. EXECUTIVE COMPENSATION

The Company has entered into an employment agreement with Dr. Skolnick. In addition to salary, Dr. Skolnick has the option each quarter to purchase common stock at a price per share equal to $0.001 in an amount equivalent to 25% of his gross salary computed at the closing price on the last day of each pay period.

The following table sets forth certain information concerning compensation of each person that served as the Company's Chief Executive Officer during the last fiscal year of the Company. No executive officers of the Company were paid aggregate cash compensation exceeding $100,000 during the last fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                                                                     LONG-TERM
                                                                                                                    COMPENSATION
                                                                                                                      AWARD(S)
NAME AND PRINCIPAL                                                                SALARY             BONUS       RESTRICTED STOCK
POSITION                                                         YEAR               ($)               ($)           AWARD(S) ($)
                                                            ---------------   ---------------   ---------------   ---------------
Malcolm Skolnick (CEO) ..................................              1999   $        40,000   $         4,000   $         7,500(1)
Mike Skillern
(former CEO) ............................................              1999   $        17,500   $         1,750   $         6,250(2)
                                                                       1998   $        30,000              --
                                                                       1997   $        60,000              --

Laurence Mealey
(former CEO) ............................................              1998   $        52,500              --     $       718,500(3)

---------------------

(1) Dr. Skolnick was issued shares of Common Stock as compensation as follows:


                                                           NUMBER OF
                       DATE      $ VALUE    CLOSE PRICE      SHARES
                    ----------   -------    -----------    ---------
                    09/01/1999    $1,250       $0.80          1,563
                    09/15/1999    $1,250       $0.65          1,923
                    10/01/1999    $1,250       $0.48          2,604
                    10/15/1999    $1,250       $0.54          2,315
                    11/01/1999    $1,250       $0.53          2,358
                    11/15/1999    $1,250       $0.46          2,717
                    12/01/1999    $1,250       $0.65          1,923
                    12/15/1999    $1,250       $0.66          1,894

2) Mr. Skillern was issued shares of Common Stock as compensation as follows:

                       DATE      $ VALUE    CLOSE PRICE  TOTAL SHARES
                    ----------   -------    -----------    ---------
                    06/01/1999      $625       $0.68            919
                    06/15/1999      $625       $0.57          1,096
                    07/01/1999      $625       $0.66            947
                    07/15/1999      $625       $0.50          1,250
                    08/01/1999      $625       $0.48          1,302
                    08/15/1999      $625       $0.55          1,136
                    09/01/1999      $625       $0.80            781
                    09/15/1999      $625       $0.65            962
                    10/01/1999      $625       $0.48          1,302
                    10/15/1999      $625       $0.54          1,157
                    11/01/1999      $625       $0.53          1,179

(3)  Mr. Mealey was issued shares of Common Stock as compensation as follows:

                       DATE     $ VALUE     CLOSE PRICE  TOTAL SHARES
                    ----------  --------    -----------    ---------
                    07/01/1998  $188,000       $0.94        200,000
                    10/01/1998  $112,500       $0.56        200,000
                    12/31/1998  $104,000       $0.52        200,000
                    04/01/1999  $182,000       $0.91        200,000
                    07/01/1999  $132,000       $0.66        200,000

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 18, 2000, the Company entered into the QBIT Agreement with QBIT, a company in which each of Mike Skillern, Lawrence Wunderlich, Malcolm Skolnick and Dell Gibson own 1,000,000 of the outstanding shares of capital stock. See
Item 2, "Quantum Bit Induction Technology, Inc. Commercialization Agreement" for further information. In April 1999, the Company was unable to consummate a transaction with PTA and agreed to allow Michael Walters, the sole shareholder of PTA, to retain 500,000 of the 1,500,000 shares previously issued to him in 1996 in connection with the Company's proposed acquisition of PTA, as compensation for consulting services he rendered to the Company. Management is unaware of any other interests of its officers and directors that may create a potential conflict of interest with the Company.

ITEM 8. DESCRIPTION OF SECURITIES

GENERAL

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of Directors, with the result that the holders of more than 50% of the Shares voted for the election of Directors can elect all of the Directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event of liquidation, dissolution or wind up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of Shares of Common Stock as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. The Company has no outstanding debt at this time.

                                     PART II

Item 1. MARKET PRICE OF DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

PRINCIPAL MARKET

The Company's securities were traded on the NASD electronic bulletin board, from February 5, 1996 to February 27, 2000. The Company was delisted from the NASD electronic bulletin board on February 27, 2000 due to the Company having not achieved compliance with NASD marketplace rule 6530. The Company's ticker symbol is "CYGX." The market makers for the Company's common stock are:

      Herzog, Heine, Geduld, Inc
      USCC Trading/A Division of Fleet Securities
      WM.V. Frankel & Co. Inc.
      Hill Thompson Magid & Co., Inc.
      Wein Securities Corp.
      Sharpe Capital, Inc.
      Knight Securities, Inc.
      Waterhouse Securities, Inc.
      Advanced Clearing, Inc.
      Continental Broker-Dealer Corp.
      Brown & Company Securities Corporation
      GVR Company

BID INFORMATION

The high and low bid price for the Company's common stock for each quarter within the last two fiscal years, as quoted by the OTC Bulletin Board were as follows. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                    HIGH          LOW


Fiscal Year   Ending December 31, 2000
              Second Quarter (through 6/13/00)      2.625        .531
              First Quarter Ending 03/31/00         2.25         1.87

Fiscal Year   Ending December 31, 1999               .66          .62
              Third Quarter Ending 09/30/99          .51          .48
              Second Quarter Ending 06/30/99         .66          .62
              First Quarter Ending 03/31/99          .94          .91

Fiscal Year   Ending December 31, 1998
              Fourth Quarter Ending 12/31/98         .54          .51
              Third Quarter Ending 09/30/98          .59          .56
              Second Quarter Ending 06/30/98         .75          .63
              First Quarter Ending 03/31/98          .35          .34

Fiscal Year   Ending December 31, 1997
              Fourth Quarter Ending 12/31/97         .48          .43
              Third Quarter Ending 09/30/97          .20          .20
              Second Quarter Ending 06/30/97         .30          .30
              First Quarter Ending 03/31/97          .18          .18

STOCKHOLDERS

There are approximately 1,260 shareholders of record of the Company as March 31, 2000. The Company has not paid any dividends on its Common Stock. The Board does not intend to declare any dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

CARTER LAWSUIT

The Company is the holder and owner of a note signed and executed by James Carter with principal amount of $198,000. The note was issued to the Company as payment for 600,000 shares of the Company's stock. The Company demanded payment of the note or return of the stock on February 25, 2000. Mr. Carter defaulted on payment on March 15, 2000. The Company filed suit on March 22, 2000 in the 125th Judicial District Court of Harris County, Texas to receive payment on the note or to recover the stock.

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

As of October 1996 there were 6,194,500 common shares outstanding. On October 30, 1996 the Nevada Agency and Trust Company of Reno, Nevada became the transfer agency of the Company.

In March 1997, the Company issued 3,687,425 of its Common Stock. Of those shares, 2,000,000 were sold to the Skillern Family Partnership Ltd. and 1,000,000 to Dell Gibson for an aggregate price of $565,500 (or $0.1885 per share) in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended ("Section 4(2)") for transactions not involving a public offering. Of the $565,500, $3,000 was paid in cash and the remainder represents the value of cash compensation not received in lieu of the shares issued. The remaining 687,425 shares (Susan Kerr-52,200, Alex Bernal-135,225 and Malcolm Skolnick-500,000) were issued for services rendered to the Company valued at an aggregate of $128,892.19 (or $0.1875 per share).

In October through December 1997, the Company sold 825,974 shares of Common Stock for an aggregate cash price of $129,132 ($0.33 per share) in a private placement to an accredited investor (M&M Group, Inc.) pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

In February 1998, the Company sold 800,000 shares of Common Stock for an aggregate cash price of $264,000 ($0.33 per share) in a private placement to accredited investors (Jefferson Fund I-50,000, Gustavo Odio-200,000, Twitchel Corporation-250,000 and Eagle Holdings Ltd.-300,000) pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

In March 1998, the Company issued 1,283,960 of its Common Stock. Of those shares 759,762 were sold to executive officers/founders (Gibson Family Partnership-569,399 and the Skillern Family Partnership-190,363) of the Company for an aggregate price of $266,676.46 (or $0.351 per share) in reliance on the
Section 4(2) exemption. Of the $266,676.46, $759.76 was paid in cash and the remainder represents the value of cash compensation not received in lieu of the shares issued. The remaining 524,198 shares (Malcolm Skolnick-100,000, Craig Tomlinson-15,625, Mark Wisner-23,573, Charles Conrad-125,000, Charles Boyd-50,000, Harry Morganthal-60,000, William B. Waldorf-150,000) were issued for services rendered to the Company estimated to be valued at an aggregate of $183,469.30 (or $0.35 per share).

Also, in March 1998, the Company issued to Allan J. Richardson 30,000 of its Common Stock for repayment of a loan for an aggregate price of $11,700 (or $0.39 per share)

In June 1998, the Company sold 745,000 shares of Common Stock for an aggregate cash price of $74,500 (or $0.10 per share) in a private placement to accredited investors (Cyril Brant-300,000, Joe Gutkowski-45,000, David

Norton-200,000, Marilyn Lewis-10,000 and Delta Equities Belize-190,000) pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

In July 1998, the Company issued 1,150,000 shares of its Common Stock. Of those shares 231,000 shares (Plan Pro, Inc.-5,000, Jisook Ford-60,000, Geoffrey Gibson-15,000, Jose Pablo Jiminez-100,000 and William B. Waldorf-50,000) were issued as payment for services rendered to the Company valued at an aggregate of $76,230 (or $0.33 per share). In addition, 419,000 of those shares were sold for an aggregate cash price of $138,270 (or $0.33 per share) in a private placement to accredited investors (Nimbus Tres S.A.-115,000 and Gustavo Odio-304,000) pursuant to the exemption from registration provided by Section 3(b) and Rule
504. The remaining 500,000 shares were issued to Ingene, Inc. pursuant to the terms of a license agreement with InGene, Inc. under which the Company was granted a license to utilize patents held by Ingene, Inc. and was paid $0.001 per share, aggregating $500.00, in reliance on the Section 4(2) exemption.

Also in July 1998, the Company issued 680,000 of its Common Stock. Of those shares 300,000 were sold to executive officers/founders (Dell Gibson-100,000 and Laurence Mealey-200,000) of the Company for an aggregate price of $516,330 (or $1.721 per share) in reliance on the Section 4(2) exemption. Of the $516,330, $300 was paid in cash and the remainder represents the value of cash compensation not received in lieu of the shares issued. The remaining 380,000 shares (Ellis G. Gibson-30,000, Charles M. Bardwell-200,000, Craig Tomlinson-50,000, Steven G. Sloat-100,000) were issued for services rendered to the Company valued at an aggregate of $653,600 (or $1.72 per share).

Also in July 1998, the Company issued 25,000 shares of its Common Stock to Charles M. Bardwell as payments for services rendered, aggregating to $41,405 (or $1.6562 per share), in reliance on the Section 4(2) exemption.

In September through December 1998, the Company sold 1,000,000 shares of its Common Stock for an aggregate cash price of $500,000 (or $0.50 per share) in a private placement to accredited investors (Charles Wunderlich-80,000, Bruce Rich-120,000, Hi-Tel Group-185,000, Newton Rayzor-40,000, Tim Rice-400,000,
Peggy Buchanan-10,000, Kim Golden-40,000, Howard Bregman-50,000, Daniel Wunderlich-50,000, John Caviness-10,000 and Mark Solomon-15,000) pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

Also in December 1998, the Company issued 182,000 shares of its Common Stock to Delta Equities as payment for services rendered, aggregating $124,290.40 (or $0.68 per share), in reliance on the Section 4(2) exemption.

Also in December 1998, the Company issued 881,061 of its Common Stock. Of those shares, 800,000 were sold to Laurence Mealey for an aggregate price of $456,800.00 (or $0.571 per share) in reliance on the Section 4(2) exemption. Of the $456,800, $800 was paid in cash and the remainder represents the value of cash compensation not received in lieu of the shares issued. In addition, 81,061 shares (Craig Tomlinson-75,000, Charles Bardwell-6,061) were issued for services rendered to the Company valued at an aggregate of $46,204.77 (valued at $0.57 per share).

In February 1999, the Company sold 100,000 shares of its Common Stock for an aggregate cash price of $50,000 (or $0.50 per share) in a private placement to accredited investors (Christopher L. Mealey-30,000 and Stephen Newmark-70,000) pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

In March 1999, the Company sold 217,220 shares of its Common Stock for an aggregate cash price of $108,610 (or $0.50 per share) in a private placement to accredited investors (Peter T. Imbert-200,000 and Robert J. Kirk-17,220) pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

Also, in March 1999, the Company issued 210,000 of its Common Stock to Allan Richardson for repayment of a $142,000 loan made to the Company ( $0.676 per share).

In April 1999, the Company issued 150,000 of its Common Stock to the Skillern Family Partnership for repayment of a loan for an aggregate price of $142,500 (or $0.95 per share).

In November, the Company sold 578,704 shares of its Common Stock from treasury to Nelson Bunker Hunt for an aggregate cash price of $250,000 (or $0.43 per share) in a private placement to an accredited investor pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

In December 1999, the Company issued 76,871 shares of its Common Stock to Robert
B. Hydeman as payments for services rendered to the Company valued at an aggregate of $65,340.35 (or $0.85 per share), in reliance on the Section 4(2) exemption.

In January 2000, the Company sold 1,813,272 shares of its Common Stock from treasury for an aggregate cash price of $750,000 (or $0.413 per share) in a private placement to Nelson Bunker Hunt, an accredited investor pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

Also in January 2000, the Company issued 195,989 shares of its Common Stock to Robert B. Hydeman as payments for services rendered to the Company valued at an aggregate of $225,387.35 (or $1.15 per share), in reliance on the Section 4(2) exemption.

In February 2000, the Company issued 337,035 shares of its Common Stock. Of those shares 230,079 were issued to executive officers/founders (Malcolm Skolnick-39,899, Jonathan Elliston-110,088, Dell Gibson-22,325, Lawrence Wunderlich-22,325 and Mike Skillern-22,325) and employees (Kim Totsky-2,401 and Ellis Gibson-10,716) of the Company for an aggregate price of $207,539.33 (or $0.902 per share) in reliance on the exemption from registration provided by
Section 4(2) for transactions not involving a public offering. Of the $207,539.33, $230.08 was paid in cash and the remainder represents cash compensation not received in lieu of the shares issued. The remaining 106,956 shares (Jonathan Skolnick-2,500, Mark Wisner-47,462, Charlie Boyd-22,667, Stephen M. Hewitt-3,077, Robert Roxby-30,000 and Peter Glazer-1,250) were issued for services rendered aggregating $117,513 (or $1.125 per share).

In March 2000, the Company issued 3,000,000 shares of its common stock to Quantum Bit Technology, Inc. in exchange for 3,000,000 shares of Quantum Bit Technology, Inc. common shares pursuant to a joint commercialization agreement and in reliance on the Section 4(2) exemption.

In March 2000, the Company sold 250,000 shares of its Common Stock for an aggregate cash price of $225,000 (or $0.50 per share) in a private placement to an accredited investor, Tim Rice, pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

In April 2000, the Company issued 22,315 shares of its Common Stock to executive officers/founders (Malcolm Skolnick-5,948, Jonathan Elliston-3,469, Dell Gibson-3,221, Lawrence Wunderlich-3,221 and Mike Skillern-1,736) and employees (Kim Totsky-1,606, Ellis G. Gibson-838, Maury M. Fogle-1,583, Yin Chen-693) of the Company for an aggregate price of $33,387.81 (or $1.497 per share) in reliance on the Section 4(2) exemption. Of the $33,387.81, $22.31 was paid in cash and the remainder represents cash compensation not received in lieu of the shares issued.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the Officers and Directors of the Company in most cases for any liability suffered by them or arising out of their activities as Officers and Directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law.

CYTOGENIX, INC.
(A Development Stage Company)


                              FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of CytoGenix, Inc.
9881 South Wilcrest
Houston, Texas 77099

I have audited the accompanying balance sheet of CytoGenix, Inc. (a Nevada corporation in the development stage) as of December 31, 1999 and 1998, and the related statement of operations, stockholders' equity, and cash flows for the year then ended and for the period from February 10, 1995 (inception), to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CytoGenix, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the year then ended and for the period from February 10, 1995 (inception), to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has pending contingencies regarding the Company's ability to raise capital through the sale of common stock, that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 11 to the financial statements' in 1999 the Company changed its method of accounting for start up costs to conform with SOP 98-5 "Reporting on the Costs of Start-up Activities."

/s/ Harrie Marie Pollok Operhall
Harrie Marie Pollok Operhall,
A Professional Corporation
Houston, Texas
July 10, 2000

CYTOGENIX, INC.
(A Development Stage Company)

BALANCE SHEET
As of December 31, 1999 and 1998
                                                        1999           1998
                                                    ------------   ------------
ASSETS

     Cash ........................................  $     29,554   $    173,832
     Notes Receivable ............................        25,100
     Prepaid Expenses & Other Assets .............           940            510
                                                    ------------   ------------
          Current assets subtotal ................        55,594        174,342

     Property & Equipment net ....................        41,643         32,614
     Intangible Assets ...........................             0      3,067,007
     Equity Investment ...........................         9,973      1,125,000
                                                    ------------   ------------

             TOTAL ASSETS ........................  $    107,210   $  4,398,963
                                                    ============   ============


LIABILITIES & SHAREHOLDERS' EQUITY
     LIABILITIES

     Accounts Payable ............................  $     38,787   $      3,748
     Accrued Liabilities .........................        44,031          5,868
                                                    ------------   ------------

             TOTAL LIABILITIES ...................        82,818          9,616


TREASURY SHARES SOLD SUBJECT TO MANDATORY
REPURCHASE .......................................       480,568              0
COMMITMENTS AND CONTINGENCIES (Note 3)

SHAREHOLDERS' EQUITY
     Common Shares of $0.001 par value
         Authorized 50,000,000 shares: issued
          29,010,503 and 17,485,700 shares at
          December 31, 1999 and l998, respectively        29,010         17,486
     Contributed  Surplus ........................    11,068,213      5,547,038
      Stock Warrants .............................        25,000
      Treasury Stock 5,027,461 and 0 shares at
          December 31, 1999 and l998, respectively

           Reported at cost ......................    (5,684,352)             0

Deficit accumulated during the development stage .    (5,894,047)    (1,175,177)
                                                    ------------   ------------

          Total Shareholders' Equity .............      (456,176)     4,389,347
                                                    ------------   ------------


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .......  $    107,210   $  4,398,963
                                                    ============   ============

  THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CYTOGENIX, INC.
(A Development Stage Company)

STATEMENTS STATEMENT OF OPERATIONS
Year Ended 12/31/99, 12/31/98 and the period from 02/01/95 (inception) to
12/31/99

                                                                   Feb. 10, 1995
                                                                  (Inception) to
                                     12/31/99        12/31/98        12/31/99
                                   ------------    ------------    ------------

Dividend income ................   $      1,375    $         61    $      1,633
                                   ------------    ------------    ------------

INCOME .........................          1,375              61           1,633

Research and development expense        671,429         931,865       1,817,103
General and administration .....        973,166          11,850         991,768
Depreciation ...................          8,644           6,722          19,802
                                   ------------    ------------    ------------

Expenses .......................   $  1,653,239    $    950,437    $  2,828,673
                                   ------------    ------------    ------------


Income before income taxes
and cumulative effect of
change in accounting method ....     (1,651,864)       (950,376)     (2,827,040)

Income Taxes ...................              0               0               0
                                   ------------    ------------    ------------

Income before cumulative
  effect of change in
  accounting method ............     (1,651,864)       (950,376)     (2,827,040)

Cumulative effect of change
  in accounting method
  reporting on costs of
  start-up activities (net of
  income taxes of 0) ...........     (3,067,007)              0      (3,067,007)
                                   ------------    ------------    ------------

Net Income (Loss) ..............     (4,718,871)       (950,376)     (5,894,047)
                                   ============    ============    ============

Basic and Diluted earnings
per share of common stock:
Before cumulative effect of
accounting change ..............          (0.07)          (0.07)          (0.19)
Accounting change ..............          (0.13)           0.00           (0.21)
                                   ------------    ------------    ------------
Net Income .....................          (0.20)          (0.07)          (0.41)
                                   ------------    ------------    ------------

Weighted average common
  shares outstanding ...........     23,248,101      14,096,799      14,505,252
                                   ============    ============    ============

  THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CYTOGENIX, INC.
(A Development Stage Company)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 1999, 1998 and period from 02/10/95 through 12/31/99

                                                                                                           DEFICIT
                                                                                                         ACCUMULATED
                                                                                                          DURING THE       TOTAL
                                                                            CONTRIBUTE     TREASURY      DEVELOPMENT    STOCKHOLDER
                                               SHARES         AMOUNT        D SURPLUS       SHARES          STAGE         EQUITY
                                             -----------    -----------    -----------    -----------    -----------    -----------
Balance, February 5, 1995 ................          --             --             --
 Issuance of Common stock ................     4,694,500          4,694         63,689                                       68,383
 Deficit for year ended 12/31/95 .........                                                                    (1,067)        (1,067)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Balance, December 31, 1995 ...............     4,694,500          4,694         63,689                        (1,067)        67,316
Issuance of shares
Issuance of shares to Sole
   shareholder of Physical
   Therapy  Associates ...................     1,500,000          1,500      1,123,500                          --        1,125,000
   Deficit for year ended 12/31/96 .......                                                                   (13,616)       (13,616)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Balance, December 31, 1996 ...............     6,194,500          6,194      1,187,189                       (14,683)     1,178,700

Issuance of shares
  For services rendered ..................     3,687,425          3,687        687,705                                      691,392
  Purchase ...............................       825,974            826        128,306                                      129,132
  Deficit for year Ended 12/31/97 ........                                                                  (210,117)      (210,177)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Balance, December 31, 1997 ...............    10,707,899         10,707      2,003,200                      (224,800)     1,789,107

Issuance of shares
  Loans from shareholders (Note 7) .......       212,780            213        135,777                                      135,990
  For services rendered ..................     3,601,021          3,601      2,817,225                                    2,820,826
  Purchases ..............................     2,964,000          2,964        590,836                                      593,800
  Deficit for year Ended 12/31/98 ........                                                                  (950,376)      (950,376)
                                             -----------    -----------    -----------    -----------    -----------    -----------

Balance, December 31, 1998 ...............    17,485,700         17,485      5,547,038                    (1,175,176)     4,389,347

Return of shares issued to the sole
  shareholder of Physical Therapy
  Associates into treasury ...............                                                                  (750,000)      (750,000)
Retire treasury shares ...................    (1,000,000)        (1,000)      (749,000)       750,000
Purchase treasury shares .................                                                    (60,000)                      (60,000)
Sale of treasury shares ..................                                                     60,000                        60,000
Issuance of shares
  For services rendered ..................       544,348            544        467,778                                      468,322
  Purchases ..............................       209,743            210        129,816                                      130,026
  Stock warrants .........................                                      25,000                                       25,000
In-Kind stock swap
  Issuance of restricted
    shares into treasury .................    20,000,000         20,000     10,455,016    (10,475,016)
  Retirement of treasury Shares ..........    (8,229,288)        (8,229)    (4,301,867)     4,310,096
  Sale of Treasury Stock (Note 3) ........                                    (480,568)       480,568
Deficit for year ended 12/31/99 ..........                                                                (4,718,871)    (4,718,871)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Balance, December 31, 1999 ...............    29,010,503         29,010     11,093,213     (5,684,352)    (5,894,047)      (456,176)
                                             ===========    ===========    ===========    ===========    ===========    ===========

   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CYTOGENIX, INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS
Year Ended 12/31/99, 12/31/98 and Period 02/10/95 (inception) to 12/31/99

                                                                                                                      Feb 10, 1995
                                                                                                                     (Inception) to
                                                                                  12/31/99           12/31/98           12/31/99
                                                                              ---------------    ---------------    ---------------
OPERATING ACTIVITIES:
     Deficit from Operations ..............................................        (4,718,871)          (950,376)        (5,894,047)
     Adjustments to deficit from operations to net cash:
          Depreciation Expense ............................................             8,644              6,723             19,802
          Change in accounting ............................................         3,067,007
          Stock for Services ..............................................           468,322          2,820,826          4,355,640
     Changes in non-cash operating working capital:
          Administrative Expenses .........................................                           (2,331,875)
          Prepaid expenses and other assets ...............................              (430)              (250)              (940)
          Notes Receivables ...............................................           (25,100)                              (25,100)
          Investment in Physical Therapy Associates .......................         1,125,000
          Accounts payable ................................................            35,039              2,823             38,787
          Accrued liabilities .............................................            38,163              5,868             44,031
          Treasury Shares Sold Subject to Mandatory
              Repurchase ..................................................           480,568                               480,568
                                                                              ---------------    ---------------    ---------------

     Net cash used in operating activities ................................           478,342           (446,261)          (981,259)

FINANCING ACTIVITIES
     Reduction in shareholder loans .......................................                             (123,374)
      Retirement of Treasury Shares .......................................          (750,000)
      Issuance of Common Shares for
         Shareholders' Loans ..............................................                              135,990            135,990
     Proceeds from issuance of common shares ..............................           155,026            593,800            946,241
                                                                              ---------------    ---------------    ---------------

     Net cash provided by financing activities ............................          (594,974)           606,416          1,082,231

INVESTING ACTIVITIES
     Additions to property, & equipment ...................................           (17,673)           (19,538)           (61,445)
     Investments ..........................................................            (9,973)                 0             (9,973)
                                                                              ---------------    ---------------    ---------------

     Net cash used in investing activities ................................           (27,646)           (19,538)           (71,418)
                                                                              ---------------    ---------------    ---------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT ...........................          (144,278)           140,617             29,554

CASH AND CASH EQUIVALENT, BEGINNING OF PERIOD .............................           173,832             33,215                  0
                                                                              ---------------    ---------------    ---------------

CASH AND CASH EQUIVALENT, END OF PERIOD ...................................            29,554            173,832             29,554
                                                                              ===============    ===============    ===============

NON CASH ITEMS:
     Stock issued for capitalized administrative expenses..................   $          0.00    $     2,015,956    $          0.00
                                                                              ---------------    ---------------    ---------------

   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CYTOGENIX, INC.
(A Development Stage Company)

Notes to Financial Statements

NOTE 1.-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

CytoGenix was incorporated in Nevada on February 10, 1995. It is a biotechnology company focusing on controlled cellular dedifferentiation and transdifferentiation processes. The Company has acquired the exclusive rights for applications to a specialized expression vector capable of producing single stranded DNA (ssDNA) in both eukaryotes and prokaryotes.

Historically, equity funding has been the only source of operational and research support. Capital resources have been carefully husbanded with the bulk of the cash funding allocated directly to research with administrative overhead held to a minimum.

CASH AND CASH EQUIVALENT

All short-term highly liquid investments that have an original maturity date of three months or less are considered cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment, are carried at cost, less accumulated depreciation and amortization.

Depreciation commences at the time assets are placed in service and is computed using the straight-line method over the estimated useful lives of the assets (five to seven years).

STOCK-BASED COMPENSATION

In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock transactions are measured as the excess, if any, of the market price of the Company's common stock at the date of grant over the stock option exercise price.

Stock compensation expense for stock granted to non-employees has been determined in accordance with SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

NET LOSS PER SHARE

Basic loss per share is calculated based on the net loss applicable to common shareholders divided by the weighted average number of common shares outstanding for the period excluding any dilutive effects of options, warrants and convertible securities. Diluted earnings per share, if separately presented, would assume the conversion of all dilutive securities, such as options, warrants and convertible preferred stock. Due to the Company's history of losses, all such securities have been anti-dilutive.

CYTOGENIX, INC.
(A Development Stage Company)

Notes to Financial Statements

INCOME TAXES

The Company accounts for income taxes using the liability method under Statement of Accounting Standards No. 109, "Accounting for Income Taxes."

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. As of December 31, 1999 the Company's most significant estimates related to the calculation of depreciation expense.

PATENTS

Patent and patent application costs are expensed as incurred.

REVENUE RECOGNITION

Currently the Company's only source of income has been as a result of dividends. This income is recognized in the period in which dividends are declared.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalent, and equity investment. As of December 31, 1999 and 1998, the cost of financial instruments approximate fair value.

RECLASSIFICATION

Certain prior year items have been reclassified to conform to the current presentation.

NOTE 2 - LIQUIDITY

Since 1995 the Company has been considered a development stage company and has not generated any significant revenue. To fund its expenses and development stage activities the Company has relied on the sale of common stock. As more fully described in Note 3 below, the Company has been informed by the Securities and Exchange Commission (the "SEC") of potential violations of securities registration provisions of the federal and state securities laws which could subject the Company to fines, penalties or other regulatory enforcement action. In addition, management has also entered into a joint venture (see Note 8) which is expected to generate revenues to support ongoing operations. However, due to recurring losses and the uncertainty as to whether the Company will be able to continue to use capital stock transactions to fund operations there is substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

CYTOGENIX, INC.
(A Development Stage Company)

Notes to Financial Statements

NOTE 3 - IN KIND STOCK SWAP

In January 1999, rules governing Regulation D, 504 private placements under the Securities Act of 1933 were amended by the U.S. Securities and Exchange Commission whereby issuers were compelled to only offer restricted stock to investors if a public offering cannot be undertaken. Prior to this amendment, issuers were permitted to offer and sell up to $1,000,000 of freely transferable shares per annum to investors, typically at a slight discount to market in order to secure equity financing.

In order to continue to fund future operations of the Company, the Company's management decided on May 13, 1999, to offer all current shareholders the opportunity to exchange their shares that are not restricted for restricted shares at a ratio of two shares of restricted stock per one share of outstanding stock. It was the Company's belief at that time that the unrestricted shares could be sold by the Company to individual investors without registration as a means to fund the Company.

The Company initially proposed to issue a total of 20,000,000 restricted shares in exchange for 10,000,000 outstanding shares. The outstanding shares would then be sold by the Company in the market and in private transactions. Between May 16, 1999 and August 21, 1999, a total of 424 existing shareholders agreed to exchange a total of 5,825,761 outstanding shares for 11,651,526 restricted shares. The Company then, in a series of brokerage and private transactions, sold a total of 2,611,576 shares in the market and realized a total of $1,367,813 as a result of such activity. The Company retained a total of 3,214,189 shares that it received from shareholders in the treasury of the Company.

It is possible that the sale of the 2,611,576 shares described above may have violated securities registration provisions of the federal and state securities laws which could subject the Company to fines, penalties or other regulatory enforcement action. There can be no assurance that the SEC or applicable state authorities will not pursue any enforcement action. Additionally, it is possible that shareholders who purchased the shares described above in market transactions may have the right under state and federal securities laws to require the Company to repurchase their shares, for the amount originally paid, plus interest.

Based upon the best information available to the Company at this time, the Company has calculated the amount of possible exposure that exists for the Company in light of the possible civil liabilities described above. In the event that these possible civil liabilities are asserted, the Company could be liable to certain shareholders who originally purchased the securities in market transactions in an amount of approximately $ 1,367,813 plus interest. The exposure was calculated by multiplying the average closing price for a share of the Company's common stock, weighted for reported daily volume, during the period May 16, 1999 to January 31, 2000 (which was $0.523), by 2,611,576 shares sold during the same period of time.

CYTOGENIX, INC.
(A Development Stage Company)

Notes to Financial Statements

The results of the completion of the In Kind Stock Swap are;

Number of restricted shares issued:                          11,651,522 shares
Number of shares transferred to treasury:                     5,825,761 shares
Number of shares sold from treasury:                          2,611,576 shares
Number of shares remaining in treasury:                       3,214,189 shares

None of the remaining shares placed in the Company treasury from the in-kind stock swap will be sold without being registered or without a valid exemption from registration.

The total number of shares of common stock outstanding as of December 31, 1999 is 29,010,503. As of December 31, 1999, the treasury shares total 5,027,461 at a reported cost of $5,684,352.

NOTE 4 - STOCK BASED COMPENSATION

Pursuant to employment agreements with the Company's employees, certain eligible employees may purchase common shares at par value quarterly up to 25% of their gross salary computed at the closing price on the last day of each pay period. The plan is compensatory since only a maximum discount of 15% is allowed for the plan to be non-compensatory. Under those agreements, the employees purchased 107,477 shares at a fair value of $69,382 to employees in 1999. The fair value of these shares was recorded as compensation expense.

In 1997, the Company issued 3,687,425 shares of its Common Stock. Of those shares, 3,000,000 were issued to executive officers/founders (employees) of the Company for an aggregate fair value of $562,500. In addition, 687,425 shares were issued for consulting services by non-employees for an aggregate fair value of $128,892.

In 1998, the Company issued 3,601,021 shares of its Common Stock. Of those shares, 2,039,762 were issued to employees and executive officers/founders of the Company for an aggregate fair value of $1,547,517. In addition, 1,561,259 shares were issued for consulting services by non-employees for an aggregate fair value of $1,273,309.

In 1999, the Company issued 544,348 shares of its Common Stock. Of those shares, 107,477 were issued to employees and executive officers/founders of the Company for an aggregate fair value of $69,382 pursuant to the aforementioned employment agreements. In addition, 436,871 shares were issued for consulting services by non-employees for an aggregate fair value of $398,940.

CYTOGENIX, INC.
(A Development Stage Company)

Notes to Financial Statements

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 1999 and 1998:

                                                     1999            1998
                                                 ------------    ------------

Research and Development - lab equipment ......        29,108          29,018
General and Administrative Assets .............        32,337          14,754
                                                 ------------    ------------

    Total Equipment ...........................        61,445          43,772
                                                 ------------    ------------

Accumulated depreciation ......................       (19,802)        (11,157)
                                                 ------------    ------------

    Net Equipment .............................        41,643          32,614
                                                 ============    ============

NOTE 6 - RESEARCH AND DEVELOPMENT EXPENSES

The research and the development of the technology that became known as the ssDNA IEV was invented by Charles Conrad, M.D., founder of InGene, Inc. and a practicing neural oncologist. The technology was exclusively licensed and developed under a sponsored research agreement by the Company.

The financial arrangement for the term of the contract included a monthly payment of $13,875 to InGene, Inc. and a payment to Dr. Conrad of $3,750. Out of the payments to InGene, Inc., purchases of the necessary research and development equipment were made.

The Company has moved to facilities which includes laboratory space. Dr. Conrad will remain on the Scientific Advisory Board, but CytoGenix has terminated his and InGene, Inc.'s contracts for research and development on about February, 2000.

The research and development expense categories also reflect the expenses of the patent attorneys hired to assist the Corporation in the patent filings of the first ssDNA IEV patent, which is scheduled to be approved in late 1999 and is scheduled to be issued in the first half of year 2000. Other patent filings include co-inventions by a Corporation scientist and Dr. Conrad.

In 1996 the Company's board of directors approved the issuance of 1.5 million shares of stock (with an estimated fair value of $1,125,000) to the sole shareholder of PTA with the intent to acquire 100% of PTA's common stock. The sole shareholder, Michael Walters, is a member of the Company's board of directors. As of April 1999, the Company was unable to agree on final terms with the shareholder of PTA and as a consequence rescinded the offer. In conjunction with recession the sole shareholder of PTA returned 1 million shares (with an estimated fair value of $750,000) of the Company with the remainder of the shares being issued as compensation expense for consulting services.

NOTE 7 - LOANS FROM SHAREHOLDERS

The Company's initial expense and capital expenditures were paid by loans made by the Company's original officers and shareholders. In addition, several of the officers were not paid for services rendered, these expenses were accrued at that time, at the fair value. During 1998, 212,780 shares of common shares, at a fair value at $135,990 were issued to satisfy these obligations.

CYTOGENIX, INC.
(A Development Stage Company)

Notes to Financial Statements

NOTE 8 - EQUITY INVESTMENTS

The Company purchases common shares of companies, which could provide either a strategic alliance or beneficial research or expertise. It is the Company's policy to use the equity method of accounting for these investments if the company's common stock ownership in these companies range from 20% to 50% and the cost method for any investment less than 20%. The following is a description of an investment.

On November 3, 1999, CytoGenix formed a joint venture with Professional Compounding Centers of America, Inc (PCCA). Each own a 50% interest in Pharmagenix, LLC (Pharmagenix). This joint venture will apply part of the nucleic acid technology (synthesized DNA & RNA sequences) to the developing non-prescription products for distribution through the 2,500 member compounding pharmacies that are affiliated with PCCA. The company recorded the initial contribution of $10,000 with an adjustment for the 1999 loss of $27.

The following table summarizes the company's equity investment as of December 31, 1999

                                                                   PHARMAGENIX
                                                                  ------------

Common share ownership % ......................................             50%
      Revenue .................................................              0
      Net Income (loss) .......................................            (27)
Assets ........................................................          9,973
Liabilities ...................................................              0
Equity ........................................................          9,973

Investment as of 12/31/98 .....................................              0
      Investment during 1998 ..................................         10,000
      Equity Earnings (loss) ..................................            (27)
      Transfer Shares to Treasury
      Compensation of Services
                                                                  ------------
Investment as of 12/31/99 .....................................          9,973
                                                                  ============

CYTOGENIX, INC.
(A Development Stage Company)

Notes to Financial Statements

NOTE 9 - FACILITIES LEASE

The Company has executed noncancelable operating leases for a vehicle, office and laboratory space that expire in 2002. In 1998 the Company executed an operating lease for office space that expires in November 1999. Rent expense amounted to $14,873 and $6,740 for the years ended December 31, 1999 and 1998, respectively. Future minimum annual rental payments under the current lease approximate the following for the years ended December 31:

           2000.........................................30,189
           2001.........................................29,710
           2002.........................................22,506
                                                        82,400
                                                        ======

NOTE 10 - NET LOSS PER SHARE

Basic and diluted loss per share is calculated using the average number of common shares outstanding.

                                                      1999           1998
                                                   -----------    -----------
Income before Income Taxes and  Cumulative
effect of change in Accounting Method ..........    (1,651,864)      (950,376)

Income Taxes ...................................             0              0
                                                   -----------    -----------

Income before  Cumulative effect of change
in Accounting Method ...........................    (1,651,864)      (950,376)

Cumulative  effect of change in accounting
method  reporting  on  costs  of  start-up
activities (net of income taxes of -0-) ........    (3,067,007)             0
                                                   -----------    -----------

Net Income (Loss) ..............................    (4,718,871)      (950,376)
                                                   ===========    ===========

Basic and Diluted earnings per share of
  common stock:
Before  cumulative  effect  of  accounting
change .........................................         (0.07)         (0.07)
Accounting change ..............................         (0.13)          0.00
                                                   -----------    -----------
Net Income .....................................         (0.20)         (0.07)
                                                   -----------    -----------

Average common shares outstanding ..............    23,248,101     14,096,799
                                                   ===========    ===========

As of December 31, 1999 & 1998, warrants were not included in the calculation of net loss per share as they are anti-dilutive.

CYTOGENIX, INC.
(A Development Stage Company)

Notes to Financial Statements

NOTE 11 - INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

As of December 31, 1999, the Company had net operating tax loss carryforwards of approximately $575,242. The carryforwards begin to expire in the year 2010.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to these carryforwards, as it is more likely than not that these assets will not be realized.

The following table sets forth a reconciliation of the statutory federal income tax with the income tax provision.

                                                                     INCEPTION
                                       YEAR ENDED     YEAR ENDED        THRU
                                        12/31/99       12/31/98       12/31/99
                                       ----------     ----------     ----------
Loss before income tax ............    (1,651,864)      (950,376)    (2,319,764)

Income tax benefit computed
  at statutory rates ..............      (561,634)      (323,128)      (961,194)

Change in valuation allowance .....       340,824              0              0

Other .............................     1,872,674      1,273,504      3,280,958
                                       ----------     ----------     ----------

Tax expense .......................             0              0              0
                                       ==========     ==========     ==========

CYTOGENIX, INC.
(A Development Stage Company)

Notes to Financial Statements

Other reconciling items represents permanent differences relating to the issuance of common stock for services. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                         1999            1998
                                                       --------        --------
Deferred tax assets:
   Net operating loss carryforwards ............        575,242         240,222
   Depreciation in financial
     statements in excess of tax ...............         15,775           9,971
                                                       --------        --------

Gross deferred tax assets ......................        591,017         250,193
Less valuation allowance .......................       (591,017)       (250,193)
                                                       --------        --------

Net deferred tax ...............................              0               0
                                                       ========        ========

NOTE 12 - CHANGE IN ACCOUNTING PRINCIPLE

In 1998 SOP 98-5, "Reporting on the Costs of Start-up Activities," requires entities to expense the costs of start-up activities, including organizational costs, as incurred. The SOP is effective for fiscal years beginning after December 15, 1998. Accordingly as of January 1, 1999 $3,067,007 of start up costs previously capitalized were expensed as a one time cumulative effect change in accounting principle. There was no impact on income tax expense as a result of this transaction.

NOTE 13 - WARRANTS SOLD

During 1999 the Company sold 250,000 warrants for $ 25,000 to purchase common shares at $.10 per share in the event that the market price for common shares exceeded $0.90 per share. Subsequent to December 31, 1999, these warrants were exercised.

NOTE 14 - NOTE RECEIVABLE

In 1999, CytoGenix loaned without interest $25,100 to QBIT, an entity in which certain directors of the Company own 8.4% of the outstanding shares of capital stock. Repayment of loan occurred in early 2000.

NOTE 15 - LITIGATION

The Company has been subject to routine litigation matters which have not been material during the years. Resolution of these matters has been immaterial.

CYTOGENIX, INC.
(A Development Stage Company)

Notes to Financial Statements

NOTE 16 - NEW PRONOUNCEMENT

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is currently not a party to any derivative instruments and therefore will not be impacted by this pronouncement.

CYTOGENIX, INC.
(A Development Stage Company)

BALANCE SHEET

                                                                                                  03/31/00             12/31/99
                                                                                               ---------------      ---------------
                                                                                                 (UNAUDITED)
                                                                                               ---------------
ASSETS
     Cash ................................................................................     $       213,252      $        29,554
     Notes Receivable ....................................................................              25,100               25,100
     Prepaid Expenses & Other Assets .....................................................              12,132                  940
                                                                                               ---------------      ---------------
          Current assets subtotal ........................................................             250,484               55,594

     Property & Equipment net ............................................................              48,096               41,643
     Equity Investment ...................................................................           6,557,278                9,973
                                                                                               ---------------      ---------------


             TOTAL ASSETS ................................................................           6,855,858      $       107,210
                                                                                               ===============      ===============


LIABILITIES & SHAREHOLDERS' EQUITY
     LIABILITIES
          Accounts Payable ...............................................................     $         6,091      $        38,787
          Accrued Liabilities ............................................................               1,375               44,031
                                                                                               ---------------      ---------------
          TOTAL LIABILITIES ..............................................................               7,466               82,818

TREASURY SHARES SOLD SUBJECT TO MANDATORY
REPURCHASES ..............................................................................           1,367,813              480,568

COMMITMENTS AND CONTINGENCIES (Note 3)
SHAREHOLDERS' EQUITY
     Common shares of $0.001 par value
     Authorized 50,000,000 shares and issued 31,813,527 and
     29,010,503 shares at March 31, 2000 and December 31, 1999,
       respectively ......................................................................              31,813               29,010
     Contributed surplus .................................................................          16,376,449           11,068,213
     Stock Warrants ......................................................................                                   25,000
     Treasury stock, 2,214,189 and 5,027,461 shares at
     March  31, 2000 and December 31, 1999, respectively
     reported at cost ....................................................................          (4,441,597)          (5,684,352)
     Deficit accumulated during the development stage ....................................          (6,486,086)          (5,894,047)
                                                                                               ---------------      ---------------

          Total Shareholders' Equity .....................................................           5,480,579             (456,176)
                                                                                               ---------------      ---------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...............................................           6,855,858      $       107,210
                                                                                               ===============      ===============

   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CYTOGENIX, INC.
(A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                               THREE               THREE
                                                                               MONTHS              MONTHS            FEB. 10, 1995
                                                                               ENDED               ENDED            (INCEPTION) TO
                                                                              03/31/00            03/31/99             03/31/00
                                                                          ---------------      ---------------      ---------------
Dividend income .....................................................                   0      $         1,010      $         1,633
                                                                          ---------------      ---------------      ---------------
INCOME ..............................................................                                    1,010                1,633
Research and development expense ....................................              84,319               81,855            1,901,423
General and administration ..........................................             504,811              146,810            1,496,572
Depreciation ........................................................               2,915                8,644               22,717
                                                                          ---------------      ---------------      ---------------

Expenses ............................................................     $       592,045      $       237,309      $     3,420,712
                                                                          ---------------      ---------------      ---------------


Income before income taxes and cumulative
effect of change in accounting method ...............................            (592,045)            (236,299)          (3,419,079)
Income Taxes ........................................................                   0                    0                    0
                                                                          ---------------      ---------------      ---------------

Income before cumulative effect of change
in accounting method ................................................            (592,045)            (236,299)          (3,419,079)

Cumulative effect of change in accounting
method reporting on costs of start-up
activities (net of income taxes of 0) ...............................                               (3,067,007)          (3,067,007)
                                                                          ---------------      ---------------      ---------------

Net Income (Loss) ...................................................            (592,045)          (3,303,306)          (6,486,086)
                                                                          ===============      ===============      ===============

Basic and Diluted earnings per share of
common stock:
Before cumulative effect of accounting
change ..............................................................               (0.01)               (0.01)               (0.21)
Accounting change ...................................................               (0.00)               (0.13)               (0.19)
                                                                          ---------------      ---------------      ---------------
Net Income (Loss) ...................................................               (0.01)               (0.14)               (0.40)
                                                                          ---------------      ---------------      ---------------

Weighted average common shares outstanding ..........................          30,412,015           23,248,101           15,906,763
                                                                          ===============      ===============      ===============

   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CYTOGENIX, INC.
(A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                                     THREE
                                                                                  THREE              MONTHS          FEB 10, 1995
                                                                               MONTHS ENDED          ENDED          (INCEPTION) TO
                                                                                 03/31/00           03/31/99            03/31/00
                                                                              ---------------    ---------------    ---------------
OPERATING ACTIVITIES:

     Deficit from Operations ..............................................          (592,045)        (3,303,306)        (6,486,086)
     Adjustments to deficit from operations to net cash:
          Depreciation Expense ............................................             2,915              8,644             22,717
          Change in accounting ............................................                            3,067,007
          Stock for services ..............................................           288,805                             4,644,345
     Changes in non-cash operating working capital:
          Administrative expenses
          Prepaid expenses and other assets ...............................           (11,193)              (430)           (12,132)
          Notes Receivables ...............................................                               (5,400)           (25,100)
          Accounts payable ................................................           (32,695)            21,278              6,091
          Accrued liabilities .............................................           (42,656)                                1,375

          Treasury Shares sold subject to Mandatory
              Purchase ....................................................           887,245                             1,367,813
                                                                              ---------------    ---------------    ---------------

     Net cash used in operating activities ................................           500,376           (212,207)          (480,977)

FINANCING ACTIVITIES
     Issuance of Shares for Investment in Quantum Bit
     Induction Technology, Inc. ...........................................         6,390,000                             6,390,000
     Purchase of Shares Transferred to Treasury ...........................                              (60,000)
     Proceeds from issuance of common shares ..............................          (150,005)           278,967            932,226
                                                                              ---------------    ---------------    ---------------

     Net cash provided by financing activities ............................         6,239,195            218,967          7,322,226

INVESTING ACTIVITIES
     Additions to property, & equipment ...................................            (9,368)                              (70,719)
     Investments ..........................................................        (6,547,305)                           (6,557,278)
                                                                              ---------------    ---------------    ---------------

     Net cash used in investing activities ................................        (6,556,673)                           (6,627,997)
                                                                              ---------------    ---------------    ---------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT ...........................           183,698              6,760            213,252
CASH AND CASH EQUIVALENT, BEGINNING OF PERIOD .............................            29,554            173,832                  0
                                                                              ---------------    ---------------    ---------------

CASH AND CASH EQUIVALENT, END OF PERIOD ...................................           213,252            180,592            213,252
                                                                              ===============    ===============    ===============

   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CYTOGENIX, INC.
(A Development Stage Company)

                  NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

The financial statements of CytoGenix included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Accordingly, they reflect all adjustments (consisting only of normal, recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the financial results for the interim periods. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K for the year ended December 31, 1999.

2. LIQUIDITY

Since 1995 the Company has been considered a development stage company and has not generated any significant revenue. To fund its expenses and development stage activities the Company has relied on the sale of common stock. As more fully described in Note 3 below, the Company has been informed by the Securities and Exchange Commission (the "SEC") of potential violations of securities registration provisions of the federal and state securities laws which could subject the Company to fines, penalties or other regulatory enforcement action. Management expects to continue to sell shares to fund its operations for 2000. In addition, management has also entered into a joint venture (see Note 4) which is expected to generate revenues to support ongoing operations. However, due to recurring losses and the uncertainty as to whether the Company will be able to continue to use capital stock transactions to fund operations there is substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

3. SALE OF STOCK

In January 1999 rules governing Regulation D, 504 Private Placements were amended by the U.S. Securities and Exchange Commission whereby issuers were compelled to offer one year restricted stock to investors. Prior to this amendment, issuers were permitted to offer freely transferable shares to investors, typically at a slight discount to market in order to secure equity financing.

In order to continue to fund future operations of the Company, the Company's management decided on May 13, 1999 to offer all current shareholders the opportunity to exchange their freely transferable shares for one year restricted shares at a ratio of two shares of restricted stock for one share of freely transferable stock. It was the Company's belief at that time that the unrestricted shares could be sold by the Company to individual investors without registration as a means to fund the Company.

The Company initially proposed to issue a total of 20,000,000 restricted shares in exchange for 10,000,000 free trading shares. The free trading shares would then be sold by the company in the market and in private transactions. Between, May 16, 1999 and August 21, 1999, a total of 424 existing shareholders agreed to exchange a total of 5,825,761 free trading shares for 11,651,522 restricted shares. The Company then in a series of brokerage and private transactions sold a total of 2,611,576 shares in the market and realized a total of $ 1,367,813 as a result of such activity. The Company retained a total of 3,214,189 shares that it received from shareholders in the treasury of the Company.

Accordingly, it is possible that the sale of the 2,611,576 shares described above may have violated securities registration provisions of the federal and state securities laws which could subject the Company to fines, penalties or other regulatory enforcement action. There can be no assurance that the SEC or applicable state authorities will not pursue any enforcement action. Additionally, it is possible that shareholders who purchased the shares described above in market transactions may have the right under state and federal securities laws to require the Company to repurchase their shares, for the amount originally paid, plus interest.

CYTOGENIX, INC.
(A Development Stage Company)

Based upon the best information available to the Company at this time, the Company has calculated the amount of possible exposure that exists for the Company in light of the possible civil liabilities described above. Accordingly, in the event that these possible civil liabilities were asserted, the Company could be liable to certain shareholders who originally purchased the securities in market transactions in an amount of approximately $ 1,367,813 plus interest. The exposure was calculated by multiplying the average closing price for a share of the Company's common stock, weighted for reported daily volume, during the period May 16, 1999 to January 31, 2000 by 2,611,576 shares sold during the same period of time.

The results of the completion of the In Kind Stock Swap are;

Number of restricted shares issued:                          11,651,522 shares
Number of shares transferred to treasury:                     5,825,761 shares
Number of shares sold from treasury:                          2,611,576 shares
Number of shares remaining in treasury:                       3,214,189 shares

None of the remaining shares placed in the Company treasury from the in-kind stock swap will be sold without being registered or without a valid exemption from registration.

The total number of shares of common stock outstanding as of December 31, 1999 is 29,010,503. As of December 31, 1999, the treasury shares total 5,027,461 at a reported cost of $5,684,352.

4. INVESTMENTS

The Company purchases common shares of companies, which could provide either a strategic alliance or beneficial research or expertise. It is the Company's policy to use the equity method of accounting for these investments if the company's common stock ownership in these companies range from 20% to 50 % and the cost method for any investment less than 20%. The following is a description of each investment.

On November 3, 1999, CytoGenix formed a joint venture with Professional Compounding Centers of America, Inc (PCCA). Each own a 50% interest in Pharmagenix, LLC (Pharmagenix). This joint venture will apply part of the nucleic acid technology (synthesized DNA & RNA sequences) to the developing non-prescription products for distribution through the 2,500 member compounding pharmacies that are affiliated with PCCA. The Company recorded the initial contribution of $10,000 with an adjustment for the 1999 loss of $27. In year 2000, the Company has capital contributions of $157,305 to this joint venture.

On January 18, 2000 the Company entered into the QBIT Agreement with QBIT, an entity in which certain directors of the Company own 4,000,000 (or 8.4%) of the 47,470,500 outstanding shares of the capital stock. Pursuant to the QBIT Agreement, the Company acquired all of the molecular biology technology developed by QBIT personnel. The QBIT Agreement also provides for 3,000,000 shares of the Company's common stock to be issued to QBIT in exchange for 3,000,000 shares of QBIT common stock.

5. LITIGATION

The Company, in the ordinary course of business, is a claimant and/or a defendant in various legal proceedings, including proceedings as to which the Company has insurance coverage. The Company does not consider its exposure in these proceedings, individually and in the aggregate, to be material.

6. NEW PRONOUNCEMENT

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is currently not a party to any derivative instruments and therefore will not be impacted by this pronouncement.

CYTOGENIX, INC.
(A Development Stage Company)

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

Board of Directors and Stockholders
Of CytoGenix, Inc.
Houston, Texas

I have reviewed the accompanying balance sheet of CytoGenix, Inc. (A Development Stage Company) as of March 31, 2000 and the related statements of operations and cash flows for the three-month period ended March 31, 2000, March 31, 1999 and for the period from February 10, 1995 (Inception) to March 31, 2000. These financial statements are the responsibility of the Company's management.

I conducted my review in accordance with standards established by the American Institute of Certified Public Accounting. A review of interim financial information consists primarily of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepting auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

I have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of December 31, 1999, and the related statements of operations, stockholder's equity, and cash flows for the year ended December 31, 1999 (not present herein), and in my report dated July 10, 2000, I expressed a going concern opinion on those financial statements. In my opinion, the information set forth in the accompanying balance sheet as of December 31, 1999 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

/s/ Harrie Marie Pollok Operhall
Harrie Marie Pollok Operhall,
A Professional Corporation
Houston, Texas
July 12, 2000

                                    PART III

ITEM 1. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a) Exhibits.

          EXHIBIT
          NUMBER                        DESCRIPTION
          -------                       -----------
          3.1         ----- Articles of Incorporation of Cryogenic Solutions,
                            Inc.

          3.2         ----- Certificate of Amendment dated November 1, 1995
                            of Articles of Incorporation of Cryogenic
                            Solutions, Inc.

          3.3         ----- Certificate of Amendment dated January 13, 2000
                            of Articles of Incorporation of CytoGenix, Inc.

          3.4         ----- Bylaws of Cryogenic Solutions, Inc.

          10.1        ----- QBIT Commercialization Agreement dated January
                            18, 2000, between CytoGenix, Inc. and Quantum Bit Induction Technology, Inc.

          10.2        ----- Employment Agreement dated September 1, 1999
                            between Cryogenic Solutions, Inc. and Malcolm H. Skolnick

          10.3        ----- License Agreement dated February 3, 2000,
                            between CytoGenix, Inc. and PharmaGenix, LLC

          10.4        ----- Technology Transfer Agreement dated June 26, 1998
                            between Cryogenic Solutions, Inc. and InGene, Inc.

          11.1        ----- Statement re: computation of per share earnings

          27.1        ----- Financial data schedule

      (b) Financial Statement Schedules.

      All schedules are omitted because they are not applicable or because the required information is contained in the Financial Statements or the Notes thereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CYTOGENIX, INC.




                                       By:_________________________________
                                          Malcolm Skolnick, Ph.D.
                                          President and Chief Executive Officer

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